Exhibit 1

PRESS RELEASE

Gentium Reports Third Quarter 2012 Financial Results

•	Defibrotide usage increased 39% to EUR 17.14 million (USD 22.16 million) for the nine-month period ended September 30, 2012 from EUR 12.33 million during the prior-year period.

•	Product sales of EUR 20.77 million (USD 26.86) for the nine-month period ended September 30, 2012, recording an increase of EUR 4.75 million or 30%.

•	Non-GAAP adjusted EBITDA of EUR 2.98 million (USD 3.85 million) for the nine-month period ended September 30, 2012.

•	Cash flow positive and stronger cash position.

VILLA GUARDIA (COMO), Italy, November 15, 2012 (GlobeNewswire) — Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today reported financial results for the nine-month period and quarter ended September 30, 2012. The Company reports its financial condition and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company's financial statements are prepared using the Euro as its functional currency. On September 28, 2012, EUR 1.00 = $1.293.

“We are pleased to report that Defibrotide usage during the nine- and three-month periods ended September 30, 2012 increased by 39% and 41%, respectively, when compared to the nine- and three-months periods ended September 30, 2011. Defibrotide sales outside the US continue to remain strong, representing 91% and 88% of Defibrotide total product sales for the nine- and three-month periods ended September 30, 2012, respectively, and the Company continues to be cash flow positive,” stated Salvatore Calabrese, Senior Vice President and Chief Financial Officer of Gentium S.p.A.”

“Our regional distribution partnerships have given treating physicians around the world quicker and easier access to Defibrotide,” stated Dr. Khalid Islam, Chairman and Chief Executive Officer of the Company. “On the regulatory front, we recently announced the receipt of a second List of Outstanding Issues from the European Medicines Agency’s (“EMA”) Committee for Medicinal Products for Human Use (“CHMP”) in connection with our Marketing Authorization Application for Defibrotide to treat and prevent hepatic veno-occlusive disease (VOD) in adults and children undergoing haematopoietic stem cell transplantation therapy. We are working to provide the EMA with all of the information it needs to make a final determination regarding the approval of Defibrotide, which, based on the EMA’s review process timeline, could be made early in the first quarter of 2013. In the US, we continue to work closely with the FDA with regard to the resubmission of our New Drug Application for Defibrotide, which we expect to accomplish as early as the first half of 2013”.

Financial Highlights

For the nine-month period ended September 30, 2012 compared to the same period in 2011:

•	Product sales were EUR 20.77 million compared to EUR 16.02 million, recording an increase of EUR 4.75 million or 30%.
•	Defibrotide net-sales through the named-patient and cost recovery programs amounted to EUR 17.14 million compared to EUR 12.33 million, recording an increase of EUR 4.81 or 39%. Sales of the Company’s active pharmaceutical ingredients (“API”) amounted to EUR 3.63 million, compared to EUR 3.69 million, a decrease of EUR 0.06 or 2%.
•	Total revenues were EUR 21.55 million compared to EUR 18.04 million.
•	Operating costs and expenses were EUR 21.13 million compared to EUR 14.99 million. Research and development expenses, which are included in operating costs and expenses, were EUR 7.79 million compared to EUR 4.34 million.
•	Sales and marketing expenses, which are also included in operating costs and expenses, were EUR 3.39 million compared to EUR 1.34 million.
•	Operating income was EUR 0.42 million compared to EUR 3.06 million.
•	Net income was EUR 0.16 million compared to EUR 2.63 million.
•	Basic and diluted net income per share were EUR 0.011 and EUR 0.010, respectively, compared to a basic and diluted net income per share of EUR 0.176 and EUR 0.167, respectively.

For the third quarter ended September 30, 2012 compared to the third quarter ended September 30, 2011:

•	Product sales were EUR 7.09 million compared to EUR 5.23 million, recording an increase of EUR 1.86 million or 36%.
•	Defibrotide net-sales through the named-patient and cost recovery programs amounted to EUR 5.79 million, compared to EUR 4.10 million, recording an increase of EUR 1.69 million or 41%. Sales of the Company’s API amounted to EUR 1.30 million compared to EUR 1.13 million, an increase of EUR 0.17 million or 15%.
•	Total revenues were EUR 7.38 million compared to EUR 5.27 million.
•	Operating costs and expenses were EUR 7.11 million compared to EUR 5.30 million. Research and development expenses, which are included in operating costs and expenses, were EUR 2.78 million compared to EUR 1.68 million.
•	Sales and marketing expenses, which are also included in operating costs and expenses, were EUR 0.69 million compared to EUR 0.57 million.
•	Operating income/(loss) was EUR 0.28 million compared to EUR (0.03) million.
•	Net income/(loss) was EUR 0.25 million compared to EUR (0.04) million.
•	Basic and diluted net income/(loss) per share were EUR 0.016 compared to EUR (0.003) per share.

Cash and cash equivalents were EUR 11.01 million as of September 30, 2012 compared to EUR 9.99 million as of December 31, 2011.

Operating Results

Product sales for the nine-month period ended September 30, 2012 were EUR 20.77 million compared to EUR 16.02 million for the same period in 2011, an increase of EUR 4.75 million or 30%. The variance was primarily due to the increased distribution of Defibrotide through our named-patient and cost recovery programs, which can be partially attributed to the entry into new partnerships for the distribution of Defibrotide on a named-patient basis, an increased awareness of Defibrotide and a decrease in service fees associated with the named-patient program managed by one of our European partners.

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For the nine-month period ended September 30, 2012 and 2011, sales from the named-patient and cost recovery programs amounted to EUR 17.14 million and EUR 12.33 million, respectively, representing an increase of EUR 4.81 million or 39%. Sales from the named-patient and cost recovery programs are net of EUR 1.44 million and EUR 2.29 million, respectively, in service fees.

API revenues were EUR 3.63 million for the nine-month period ended September 30, 2012, as compared to EUR 3.69 million for the same period in 2011, reflecting a slight decrease of EUR 0.06 million or 2%.

Other revenues were EUR 0.78 million for the nine-month period ended September 30, 2012 compared to EUR 2.02 million for the same period in 2011. Other revenues for the prior-year period included a ratable recognition of the up-front payment of EUR 5.11 million (USD 7.0 million) made by Sigma-Tau in 2010 in connection with the amendment of an existing license and supply agreement with the Company to include the prevention indication of Defibrotide in the Americas, which amounted to EUR 1.70 million (USD 2.33 million). The decrease was partially offset by an increase in activities, such as clinical trials, that were eligible for reimbursement from Sigma-Tau under a cost sharing arrangement with the Company, which amounted to EUR 0.73 million and EUR 0.29 million for the nine-month periods ended September 30, 2012 and 2011, respectively.

Cost of goods sold was EUR 4.16 million for the nine-month period ended September 30, 2012 compared to EUR 4.15 million for the same period in 2011. Cost of goods sold as a percentage of product sales was 20% for the nine-month period ended September 30, 2012 compared to 26% for the same period in 2011. The percentage decrease is primarily due to a different composition of product mix with proportionately increased sales of Defibrotide, which represent 83% of the product sales compared to 77% for the prior-year period. Defibrotide sales through the named-patient and cost recovery programs have a higher margin compared to sales of the Company’s APIs. Contributing to the variance was a release of API inventory allowance of EUR 0.63 million due to the sale of an API that was written-off in Q4/2011.

The Company incurred research and development expenses of EUR 7.79 million for the nine-month period ended September 30, 2012 compared to EUR 4.34 million for the same period in 2011, an increase of EUR 3.45 million or 79%. 2011 research and development expenses include exit costs associated with a change in management for EUR 0.34 million. Research and development expenses were primarily for the development of Defibrotide to treat and prevent VOD. The increase from the comparable period in 2011 is attributed to the the engagement of contract research organizations and outside scientific, regulatory and quality consultants, travel and conference expenses and scientific advisory board meetings necessary to assist the Company in addressing issues raised by the FDA and supporting the Company through the EMA’s regulatory review process.

General and administrative expenses were EUR 4.88 million for the nine-month period ended September 30, 2012 compared to EUR 4.34 million for the same period in 2011, an increase of EUR 0.54 million or 12%. The variance is primarily due to higher legal and tax consultant expenses, personnel and recruiting costs, and an increase in corporate governance expenses and stock-based compensation costs.

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Sales and marketing expenses were EUR 3.39 million for the nine-month period ended September 30, 2012 compared to EUR 1.34 million for the same period in 2011. Sales and marketing expenses relate to costs incurred in connection with the growth of the Company’s European commercial team, which primarily occurred in the second half of 2011. Therefore, sales and marketing expenses for the nine-month period ended September 30, 2012 account for expenses related to new appointments for our commercial team that the Company did not have during the prior-year period. Sales and marketing expenses refer mainly to payroll and payroll related costs, health, economic and marketing analysis, travel and conference expenses, and stock based-compensation costs.

Net income was EUR 0.16 million for the nine-month period ended September 30, 2012 compared to a net income of EUR 2.63 million for the same period in 2011. The difference was mainly due to an increase in the volume of Defibrotide sold through the named-patient and cost recovery programs, offset by a decrease in other income and revenues mainly attributable to the termination of the ratable recognition of a portion of the up-front payment made by Sigma-Tau in connection with an amendment to our existing license and supply agreement with Sigma-Tau. Also contributing to the variance was a decrease in cost of goods sold as a percentage of product sales, offset by an increase in general and administrative expenses, research and development expenses and sales and marketing costs associated with building out a commercial team, which the Company did not have in the nine-month period ended September 30, 2011.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the EMA both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statement." that involve a number of risks and uncertainties the outcome of which could materially and/or adversely affect actual future results and the market price of Gentium's securities. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to the possibility of any future regulatory approval, may differ materially from those anticipated in these forward looking statements. Specifically, the risks and uncertainties that could affect the development of Defibrotide include risks associated with preclinical and clinical developments in the biopharmaceutical industry in general, and with Defibrotide in particular, including, without limitation, the potential failure of Defibrotide to prove safe and effective for treatment and prevention of hepatic veno-occlusive disease (VOD) in adults and children undergoing haematopoietic stem cell transplantation, that Gentium may not receive an opinion regarding approval of Defibrotide from the CHMP in the first quarter of 2013, that the CHMP may request additional information from Gentium regarding Defibrotide, that Gentium may not receive a positive opinion from the CHMP, and the risk factors listed or described from time to time in Gentium's filings with the Securities

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GENTIUM S.p.A.

Consolidated Balance Sheets

(Amounts in thousands, except share)

	As of December 31,	As of September 30,
	2011	2012
		(unaudited)
ASSETS
Cash and cash equivalents	€9,990	€11,008
Accounts receivable net of allowance of €27 and nil as of December 31, 2011 and September 30, 2012, respectively	5,128	5,034
Accounts receivable from related parties, net of allowance of €850 as of December 31, 2011 and September 30, 2012	286	209
Inventories, net of allowance of €789 and €158 as of December 31, 2011 and September 30, 2012, respectively	2,946	2,978
Prepaid expenses and other current assets	488	758
Total Current Assets	18,838	19,987

Property, manufacturing facility and equipment, net	8,508	7,745
Intangible assets and other non-current assets	66	199
Total Assets	€27,412	€27,931

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	€5,089	€4,320
Accounts payable to related parties	290	12
Accrued expenses and other current liabilities	1,131	1,668
Income tax payable	579	641
Deferred revenues	494	-
Current portion of capital lease obligations	21	-
Current maturities of long-term debt	504	450
Total Current Liabilities	8,108	7,091

Long-term debt, net of current maturities	1,545	1,282
Termination indemnities	376	390
Total Liabilities	10,029	8,763

Share capital (no par value; 19,656,317 shares authorized as of December 31, 2011 and September 30, 2012; 14,969,150 and 15,018,483 shares issued and outstanding at December 31, 2011 and September 30, 2012, respectively)	110,228	111,852
Accumulated deficit	(92,845)	(92,684)
Total Shareholders’ Equity	17,383	19,168
Total Liabilities and Shareholders’ Equity	€27,412	€27,931

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GENTIUM S.p.A.

Consolidated Statements of Operations

(Unaudited, amounts in thousands except share and per share data)

	Three months ended September 30		Nine months ended September 30,
	2011	2012	2011	2012
Revenues:
API product sales	€1,128	€1,302	€3,692	€3,629
NPP product sales	4,098	5,789	12,330	17,139
Total product sales	5,226	7,091	16,022	20,768
Other revenues	6	-	24	48
Other revenues from related party	41	292	1,997	735
Total revenues	5,273	7,383	18,043	21,551

Operating costs and expenses:
Cost of goods sold	1,395	1,876	4,147	4,160
Research and development	1,681	2,776	4,340	7,788
General and administrative	1,369	1,456	4,341	4,884
Sales and Marketing	566	692	1,344	3,388
Charges from related parties	51	54	177	160
Depreciation and amortization	239	254	639	752
	5,301	7,108	14,988	21,132
Operating income/(loss)	(28)	275	3,055	419

Foreign currency exchange gain/(loss), net	53	(52)	(10)	(47)
Interest income/(expense), net	10	43	(48)	117
Income/(loss) before income tax expense	35	266	2,997	489

Income tax expense	(77)	(16)	(365)	(328)
Net income/(loss)	€(42)	€250	€2,632	€161

Shares used in calculation of earnings per share:

Basic	14,968,333	15,018,150	14,962,286	15,008,970
Diluted	14,968,333	15,785,984	15,793,186	15,420,485

Earnings per share:

Basic	(0.003)	0.016	0.176	0.011
Diluted	(0.003)	0.016	0.167	0.010

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GENTIUM S.p.A.

Consolidated Statements of Cash Flows

(Unaudited, amounts in thousands)

	For the Nine Months Ended September 30,
	2011	2012
Cash Flows From Operating Activities:
Net income	€2,632	€161
Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized foreign exchange (gain)/loss	(16)	71
Depreciation and amortization	978	1,095
Stock based compensation	1,334	1,437
Release of inventory allowance	(85)	(630)
Deferred revenues	(1,303)	(494)
Provision for income tax	509	328
Changes in operating assets and liabilities:
Accounts receivable	(823)	(117)
Inventories	(724)	599
Prepaid expenses and other current and noncurrent assets	(42)	(259)
Accounts payable, accrued expenses and termination indemnities	(430)	(427)
Net cash provided by operating activities	2,030	1,764

Cash Flows From Investing Activities
Purchase of equipments and furniture	(512)	(517)
Proceeds from sales of marketable securities	263	-
Net cash used in investing activities	(249)	(517)

Cash Flows From Financing Activities:
Proceeds from stock options exercise	77	185
Repayment of long-term debt	(611)	(316)
Principal payment of capital lease obligations	(51)	(21)
Net cash used in financing activities	(585)	(152)

Increase in cash and cash equivalents	1,196	1,095
Effect of exchange rate on cash and cash equivalents	(29)	(77)
Cash and cash equivalents, beginning of period	8,742	9,990
Cash and cash equivalents, end of period	€9,909	€11,008

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Explanation and Use of Non-GAAP Financial Measures

To provide investors with greater insight and a better understanding of how our management and board of directors analyze our financial performance and make operational decisions, we supplement our consolidated financial statements that are presented on a GAAP basis in this press release with the following non-GAAP financial measures: adjusted EBITDA and adjusted EBITDA per basic and diluted share.

These non-GAAP financial measures should not be considered in isolation; they are in addition to, and are not a substitution, for financial performance measures under GAAP. These non-GAAP financial measures may be different from non-GAAP measures used by other companies. Further, we may utilize other measures to illustrate performance in the future. Non-GAAP measures have limitations since they do not reflect all of the amounts associated with the Company's results of operations as determined in accordance with GAAP.

We define non-GAAP adjusted EBITDA as net income (loss) before net interest income (expense), income tax expense (benefit), depreciation and amortization expense, share based compensation expense and net unrealized foreign currency exchange gain (loss). We define non-GAAP adjusted EBITDA per basic and diluted share as non-GAAP adjusted EBITDA applicable to common shareholders divided by the weighted average basic and fully diluted shares outstanding during the period as computed in accordance with GAAP.

We use non-GAAP adjusted EBITDA:

•	as a measure of operating performance, because it does not include the impact of items that we do not consider indicative of our core operating performance;
•	for planning purposes, including the preparation of our annual operating budget;
•	to allocate resources to enhance the financial performance of our business;
•	to evaluate the effectiveness of our business strategies; and
•	in communications with our board of directors and investors concerning our financial performance.

We believe that non-GAAP adjusted EBITDA and non-GAAP adjusted EBITDA per basic and diluted share are useful to investors in evaluating our operating performance for the following reasons:

•	these and similar non-GAAP measures are widely used by investors to measure a company's operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, capital structures and the methods by which assets were acquired;
•	securities analysts often use these and similar non-GAAP measures as supplemental measures to evaluate the overall operating performance of companies; and
•	by comparing our non-GAAP adjusted EBITDA in different historical periods, our investors can evaluate our operating results without the additional variations of interest income (expense), income tax expense (benefit), depreciation and amortization expense, share-based compensation expense and unrealized foreign currency exchange gain (loss).

We understand that, although measures similar to non-GAAP adjusted EBITDA are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of the limitations of these specific non-GAAP financial measures are:

•	non-GAAP adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;
•	non-GAAP adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•	non-GAAP adjusted EBITDA does not reflect share-based compensation expense;
•	non-GAAP adjusted EBITDA does not reflect cash requirements for income taxes;
•	non-GAAP adjusted EBITDA does not reflect net interest income (expense); and
•	non-GAAP adjusted EBITDA does not reflect net unrealized foreign currency exchange gain (loss).

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Non-GAAP Adjusted EBITDA, Three Months Ended September 30

The following table presents a reconciliation of non-GAAP adjusted EBITDA to net income/(loss), the most comparable GAAP measure (unaudited; in thousands):

	Three Months Ended September 30,
	2011	2012
Net income/(loss)	€(42)	€250
Interest (income)/expense, net	(10)	(43)
Income tax expense	77	16
Depreciation and amortization	356	372
EBITDA	€381	€595
Stock-based compensation	401	479
Unrealized foreign currency exchange (gain)/loss, net	(88)	41
Non-GAAP Adjusted EBITDA	€694	€1,115

Non-GAAP Adjusted EBITDA per Basic and Diluted Share

The following tables detail how we calculate non-GAAP adjusted EBITDA per basic and diluted share and reconcile non-GAAP adjusted EBITDA per basic and diluted share to fully basic and diluted earnings per share, the most comparable GAAP measure (unaudited; in thousands, except share and per share amounts):

	Three Months Ended September 30,
	2011	2012
Non-GAAP Adjusted EBITDA per Basic and Diluted Share

Non-GAAP adjusted EBITDA	€694	€1,115
Non-GAAP adjusted EBITDA per share:
Basic	€0.05	€0.07
Diluted	€0.04	€0.07

Weighted average shares used to compute non-GAAP adjusted EBITDA per share:
Basic	14,968,333	15,018,150
Diluted	16,373,000	15,785,984

	Three Months Ended September 30,
	2011	2012
Non-GAAP Adjusted EBITDA per Basic Share
GAAP earnings per basic share	€(0.00)	€0.02
Interest (income)/expense, net	(0.00)	(0.00)
Income tax expense	0.01	0.00
Depreciation and amortization	0.02	0.02
EBITDA	€0.03	€0.04
Stock based compensation	0.03	0.03
Unrealized foreign currency exchange (gain)/loss, net	(0.01)	0.00
Non-GAAP adjusted EBITDA per basic share	€0.05	€0.07

Weighted average shares used to compute non-GAAP adjusted EBITDA per basic share	14,968,333	15,018,150

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	Three Months Ended September 30,
	2011	2012
Non-GAAP Adjusted EBITDA per Diluted Share
GAAP earnings per diluted share	€(0.00)	€0.02
Interest (income)/expense, net	(0.00)	(0.00)
Income tax expense	0.00	0.00
Depreciation and amortization	0.02	0.02
EBITDA	€0.02	€0.04
Stock based compensation	0.03	0.03
Unrealized foreign currency exchange (gain)/loss, net	(0.01)	0.00
Non-GAAP adjusted EBITDA per diluted share	€0.04	€0.07

Weighted average shares used to compute non-GAAP adjusted EBITDA per diluted share	16,373,000	15,785,984

Non-GAAP Adjusted EBITDA, Nine Months Ended September 30

The following table presents a reconciliation of non-GAAP adjusted EBITDA to net income/(loss), the most comparable GAAP measure (unaudited; in thousands):

	Nine Months Ended September 30,
	2011	2012
Net income	€2,632	€161
Interest (income)/expense, net	48	(117)
Income tax expense	365	328
Depreciation and amortization	978	1,095
EBITDA	€4,023	€1,467
Stock based compensation	1,334	1,437
Unrealized foreign currency exchange (gain)/loss, net	(16)	71
Non-GAAP Adjusted EBITDA	€5,341	€2,975

Non-GAAP Adjusted EBITDA per Basic and Diluted Share

The following tables detail how we calculate non-GAAP adjusted EBITDA per basic and diluted share and reconcile non-GAAP adjusted EBITDA per basic and diluted share to fully basic and diluted earnings per share, the most comparable GAAP measure (unaudited; in thousands, except share and per share amounts):

	Nine Months Ended September 30,
	2011	2012
Non-GAAP Adjusted EBITDA per Basic and Diluted Share

Non-GAAP adjusted EBITDA	€5,341	€2,975
Non-GAAP adjusted EBITDA per share:
Basic	€0.36	€0.20
Diluted	€0.34	€0.19

Weighted average shares used to compute non-GAAP adjusted EBITDA per share:
Basic	14,962,286	15,008,970
Diluted	15,793,186	15,420,485

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	Nine Months Ended September 30,
	2011	2012
Non-GAAP Adjusted EBITDA per Basic Share
GAAP earnings per basic share	€0.18	€0.01
Interest (income)/expense, net	0.00	(0.01)
Income tax expense	0.02	0.03
Depreciation and amortization	0.07	0.07
EBITDA	€0.27	€0.10
Stock based compensation	0.09	0.10
Unrealized foreign currency exchange (gain)/loss, net	(0.00)	0.00
Non-GAAP adjusted EBITDA per basic share	€0.36	€0.20

Weighted average shares used to compute non-GAAP adjusted EBITDA per basic share	14,962,286	15,008,970

	Nine Months Ended September 30,
	2011	2012
Non-GAAP Adjusted EBITDA per Diluted Share
GAAP earnings per diluted share	€0.17	€0.01
Interest (income)/expense, net	0.00	(0.01)
Income tax expense	0.02	0.03
Depreciation and amortization	0.06	0.07
EBITDA	€0.25	€0.10
Stock based compensation	0.09	0.09
Unrealized foreign currency exchange (gain)/loss, net	(0.00)	0.00
Non-GAAP adjusted EBITDA per diluted share	€0.34	€0.19

Weighted average shares used to compute non-GAAP adjusted EBITDA per diluted share	15,793,186	15,420,485

SOURCE: Gentium S.p.A.

Gentium S.p.A.

Salvatore Calabrese, +39 031-5373-260

SVP & CFO

scalabrese@gentium.it

or

The Trout Group

Tricia Swanson, +1 646-378-2953

tswanson@troutgroup.com

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